O L S H A N	1325 AVENUE OF THE AMERICAS ● NEW YORK, NEW YORK 10019 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  SALSHEIMER@OLSHANLAW.COM

DIRECT DIAL:  212.451.2246

April 19, 2022

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Perry Hindin
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Hasbro, Inc. (the “Company”)
Revised Preliminary Proxy Statement filed on April 13, 2022 (the “Proxy Statement”)
Filed by Alta Fox Opportunities Fund, LP, Alta Fox Capital Management, LLC, Connor Haley et al.
File No. 001-06682

Dear Mr. Hindin:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated April 15, 2022 (the “Staff Letter”) with regard to the above-referenced matter. We have reviewed the Staff Letter with Alta Fox Opportunities Fund, LP and the other participants in its solicitation (collectively, “Alta Fox”) and provide the following responses on Alta Fox’s behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

Revised Preliminary Proxy Statement filed on April 13, 2022

Letter to Shareholders, page i

1.	The letter to shareholders notes that Hasbro’s shares “are currently trading at a 52-week low...” Please assure this and similar statements are updated to reflect pricing current as of the date of the definitive proxy statement or otherwise consider qualifying such statements by reference to a specific date.

Alta Fox acknowledges the Staff’s comment and assures the Staff that Alta Fox will update this statement and any similar statements, as applicable, to reflect pricing current as of the date of the definitive proxy statement or will otherwise qualify such statements by reference to a specific date.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

April 19, 2022

Background of the Solicitation, page 5

2.	In the bulleted paragraph describing the March 25, 2022 advisor discussion, disclosure indicates that “Olshan reiterated that Alta Fox would not agree to a settlement that did not include (i) at least one of the Nominees being appointed to the Board, or (ii) the formation of a capital allocation committee of the Board”(emphasis added). It is our understanding that Alta Fox Group was unwilling to agree to a settlement unless both requests were satisfied. Please advise or revise.

Alta Fox acknowledges the Staff’s comment and confirms that the Staff’s understanding is correct. Accordingly, Alta Fox will revise the above referenced disclosure in any future filings to clarify that the Alta Fox Group was unwilling to agree to a settlement unless both requests were satisfied.

We Are Concerned That The Current Board Lacks Relevant Experience..., page 12

3.	Disclosure in this section states that “[e]ach of the current independent directors were nominated when Alan Hassenfeld was Chairman of the Company’s Executive Committee, leading us to conclude that they lack the objectivity necessary to properly evaluate the Company’s historical performance and strategy.” It is our understanding that board members Elizabeth Hamren and Blake Jorgensen were not nominated during the relevant period. Please revise or advise.

Alta Fox acknowledges the Staff’s comment and will revise the above referenced disclosure in any future filings to clarify either that (i) “nearly all” or “almost all” of the current independent directors were nominated when Alan Hassenfeld was Chairman of the Company’s Executive Committee, or (ii) each of the independent directors serving on the Board prior to Alta Fox’s public engagement with the Company were nominated when Alan Hassenfeld was Chairman of the Board’s Executive Committee.

Certain Additional Information Regarding the Company, page 26

4.	Please advise us when the Alta Fox Group anticipates distributing the proxy statement. Given that reliance on Exchange Act Rule 14a-5(c) is impermissible at any time before the registrant distributes its proxy statement, the Alta Fox Group will accept all legal risk in connection with distributing the initial definitive proxy statement without all required disclosures and should undertake to subsequently provide any omitted information in a supplement in order to mitigate that risk.

Alta Fox acknowledges the Staff’s comment and advises the Staff that Alta Fox intends on filing its definitive proxy statement after the Company files its definitive proxy statement. However, should Alta Fox determine to file its definitive proxy statement before the Company files its definitive proxy statement, Alta Fox will accept all legal risk in connection with distributing the initial definitive proxy statement without all required disclosures and will undertake to subsequently provide any omitted information in a supplement in order to mitigate that risk.

April 19, 2022

General

5.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for such opinion or belief. Support for any such opinions or beliefs should be self-evident, disclosed in the soliciting materials or otherwise provided to the staff on a supplemental basis with a view toward disclosure. Some examples of opinions presented as fact that should be recharacterized and/or supported include the following:
•	“We believe that this group of leaders has not just failed Hasbro’s shareholders for many years, but acted irrationally when recently given an opportunity to surround first-time Chief Executive Officer Chris Cocks with a credibly refreshed, truly independent Board at the outset of his tenure.”(page 10)

Alta Fox acknowledges the Staff’s comment and hereby confirms that it will revise the above referenced disclosure in any future filings to read as follows:

“We believe that this group of leaders has not just failed Hasbro’s shareholders for many years, as evidenced by the Company’s long-term share price underperformance, but also acted irrationally when recently rejecting an opportunity to surround first-time Chief Executive Officer Chris Cocks with a credibly refreshed, truly independent Board at the outset of his tenure.” (emphasis added)

•	“It seems that the current Board has attempted to use COVID-19 as a cover for recent shortcomings and long-term lapses.”(page 11)

Alta Fox acknowledges the Staff’s comment and respectfully refers the Staff to the text under the graph on page 44 of the Company’s preliminary proxy statement filed on April 4, 2022 on Form PRE 14A, which states, in relevant part:

“Our total shareholder return in recent years has been adversely affected by a number of exogeneous factors. For example, in 2017 and 2018, the bankruptcy and restructuring of Toys“R“Us resulted in the loss of a significant customer to our consumer products business. In 2019, the Company’s business was adversely affected by the tariff environment, particularly the imposition or threat of tariffs on our products manufactured in China for import into the U.S. Beginning in 2020 and shortly after our acquisition of eOne in December 2019, the COVID-19 pandemic had a material impact across our businesses, including the shutdown of entertainment operations, retail store closures and supply chain challenges — many of these challenges continued through 2020 and into parts of 2021.” (emphasis added)

Accordingly, as Alta Fox discusses in the Proxy Statement, it appears that the Company is attempting to use COVID-19 to justify its recent total shareholder returns (“TSR”). On the other hand, Alta Fox believes that the Company’s poor TSR is due to the actions, or lack thereof, of the Board and management, as discussed in further detail in the “REASONS FOR THE SOLICIATION” section of the Proxy Statement.

April 19, 2022

•	“...consumers clearly have little appetite for [G.I. Joe Intellectual Property]”(page 12)

Alta Fox acknowledges the Staff’s comment and hereby confirms that it will revise the above referenced disclosure in any future filings to clarify that “it appears to us as if consumers have little appetite for [G.I. Joe Intellectual Property]”. Notwithstanding the foregoing, Alta Fox provides the following information on a supplemental basis:

Snake Eyes: G.I. Joe Origins, the most recent G.I. Joe movie, earned just $28.14 million domestic and $36.84 million worldwide on an $88 million budget after its 45-day theatrical release window was cut short due to lack of attendees. In addition to being the most recent movie, Snake Eyes is also the third-straight underperforming G.I. Joe movie, including G.I. Joe: The Rise of Cobra and G.I. Joe: Retaliation. Accordingly, Alta Fox believes, that for these reasons, and others, it appears that consumers are not interested in G.I. Joe intellectual property.

•	“...Board compensation is well in excess of both peers and even other companies that are many multiples of Hasbro’s size.”(page 12)

Alta Fox acknowledges the Staff’s comment and provides the following information on a supplemental basis:

Apple Inc. (“Apple”) has a six member board and a market capitalization of approximately $2.72 trillion, Mattel Inc. (“Mattel”) has a nine member board and a market capitalization of approximately $8.18 billion, and the Company has a 13 member board and a market capitalization of $12.14 billion.

Despite its size, total director compensation in 2020 at Apple was approximately $2.5 million. Meanwhile, total director compensation in 2020 at the Company was $4.1 million. At Mattel, average director compensation in 2020 for members of the board was approximately $266,000. On the other hand, at the Company, average director compensation in 2020 for members of the Board was approximately $345,000, despite having a larger board than Mattel.

Alta Fox also refers the Staff to the chart below comparing director compensation at the Company, Apple and Mattel against each respective company’s stock performance in 2020.

April 19, 2022

•	“Several directors’ history of underperformance and wrongdoing at other companies, which we have discovered during our diligence, provide us with concerns regarding their ability to create value at Hasbro.”(page 12)

Alta Fox acknowledges the Staff’s comment and provides the following information on a supplemental basis:

Chairman of the Board Richard Stoddart served as President, Chief Executive Officer and a member of the board of directors of Innerworkings, Inc. (“Innerworkings”) from April 2018 until it was sold in October 2020. During Mr. Stoddart’s tenure at Innerworkings, TSR was approximately -68.5%.

Director Lisa Gersh served as Chief Operating Officer and then Chief Executive Officer of Martha Stewart Omnimedia (“MSO”) from June 2011 until December 2012, at which point she was let go from the Company due to financial troubles, including struggling to address declining revenues and a failure to increase profits. During her tenure as a C-Suite executive at MSO, the company’s share price declined by approximately 36%, including declining by 18% during her five-month tenure as CEO.

In addition, Alta Fox confirms to the Staff that it will revise the above referenced disclosure in any future filings to read as follows: “Several directors’ history of underperformance and value destruction at other companies, which we have discovered during our diligence, provide us with concerns regarding their ability to create value at Hasbro.” Alta Fox further confirms that it intends to include the foregoing supplemental information, and other support for the above referenced statement, in imminently forthcoming communications with shareholders.

•	“We believe that the Company has a history of making decisions that prioritized the Hassenfeld family’s objectives over the interests of shareholders.”(page 12)

Alta Fox acknowledges the Staff’s comment and provides the following information on a supplemental basis:

In 1996, Mattel made an unsolicited offer to acquire the Company at a value that, at the time, represented a 73% premium to the Company’s then current share price. At the time of the announcement, the Company’s share price rocketed (before trading was halted), signaling strong shareholder support from the Company’s shareholders and the broader market for the deal. Two members of the Hassenfeld family were serving on the Board at the time, including then-Chairman Alan Hassenfeld. The Hassenfeld family controlled approximately 9% of the Company’s then-outstanding shares. Despite the tremendous value that shareholders would have likely been afforded in the merger, the deal was ultimately rejected by the Board.

April 19, 2022

Years later, in 2010, the Company was again approached with an unsolicited offer to acquire the Company, this time by private equity firm Providence Equity Partners. The Company again rebuffed the approach, this time stating that it was "not having any discussions regarding the sale of the [C]ompany,"1 seemingly regardless of the value of the offer.

Alta Fox believes that the historical actions of the Board, as set forth above, demonstrate an unwillingness of the Board to fully explore all opportunities to enhance value for shareholders consistent with their fiduciary duties and instead demonstrates the manner(s) in which the Board prioritizes the Hassenfeld family’s objectives over the interests of shareholders.

Sincerely,

/s/ Sebastian Alsheimer

Sebastian Alsheimer

1 Hasbro says not interested in selling company - MarketWatch